DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Designation (PURSUANT TO NRS 78.1955)
Important: Read attached instructions before completing form.	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)
1.	Name of corporation:
Sunset Brands, Inc.

2.	By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock:
800,000 Shares of Series B Convertible Preferred Stock, par value $.001 per share, with rights and preferences as attached on Exhibit A.

3.	Effective date of filing (optional): November 10, 2005
(must not be later than 90 days after the certificate is filed)

4.	Officer Signature: /s/ Todd Sanders, President and CEO
Todd Sanders, President and CEO

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

SUBMIT IN DUPLICATE

This form must be accompanied by appropriate fees.	Nevada Secretary of State AM 78.1955 Designation 2003
Revised on: 09/28/05

CERTIFICATE OF DESIGNATION
OF THE
SERIES B CONVERTIBLE PREFERRED STOCK
(Par Value $.001 Per Share)
OF
SUNSET BRANDS, INC.

        The undersigned, a duly authorized officer of Sunset Brands, Inc., a Nevada corporation (the "Company" or "Corporation"), pursuant to and in accordance with Nevada law, DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors by unanimous written consent:

RESOLVED, that the Board of Directors (the "Board") has determined that it is in the best interest of the Company to provide for the designation of 800,000 shares of certain Series B Convertible Preferred Stock, par value $.001 per share (the "Series B Preferred Stock") and hereby fixes the powers, designations, preferences, and relative, participating, optional and other special rights of the shares of such Series B Preferred Stock, as follows:

1.     Designation and Amount. Eight Hundred Thousand (800,000) shares of preferred stock are hereby designated as Series B Convertible Preferred Stock.

2.     Rank. With respect to the payment of dividends and other distributions on the capital stock of the Company, including distribution of the assets of the Company upon liquidation, the Series B Preferred Stock shall be senior to the Company's common stock, $.001 par value per share ("Common Stock"), and any other capital stock of the Corporation whenever issued (all capital stock other than the Series B Preferred Stock being referred to hereinafter collectively as "Junior Stock").

3.     Dividends.

(a)     Dividends on the shares of Series B Preferred Stock shall accrue and compound semi-annually at an annual rate of eight percent (8%). Dividends shall be paid in cash or in shares of Common Stock (the "Dividend Stock") at the option of the Company (i) on the applicable Series B Dividend Payment Date and (ii) upon a Liquidation.

(b)     Dividends on shares of Series B Preferred Stock shall be payable in arrears in equal semi-annual payments (other than the first semi-annual dividend which shall accrue from the date hereof) on each March 31 and September 30 (each of such dates referred to herein as a "Series B Dividend Payment Date"), commencing on March 31, 2006. If any Series B Dividend Payment Date is not a Business Day, the dividends shall be paid on the next business day. Accrued dividends for each semi-annual dividend period shall accumulate and compound, to the extent not paid, from the next day following a Series B Dividend Payment Date up through the next Series B Dividend Payment Date. Dividends on shares of Series B Preferred Stock shall accrue and compound whether or not the Corporation shall have earnings, whether or not there shall be funds legally available for the payment of such dividends and whether or not such dividends are declared. All accumulated but unpaid dividends on Series B Preferred Stock shall be payable in preference to and in priority over any dividends or distributions on the Junior Stock.

(c)     In no event, so long as any shares of Series B Preferred Stock shall remain outstanding, shall any dividend whatsoever be declared or paid upon, nor shall any distribution be made upon, any shares of the Corporation's Junior Stock. Issuance of the Dividend Stock shall constitute "payment" of the related dividend.

(d)     The dividends on the Series B Preferred Stock shall be calculated as follows:

(i)      if paid in cash, dividends on the Series B Preferred Stock outstanding as of the applicable Series B Dividend Payment Date shall equal 8% of the Series B Preference Price multiplied by the number of shares of Series B Preferred Stock outstanding, in each case determined as of the applicable Series B Dividend Payment Date (such aggregate cash dividend amount, the "Cash Dividend Amount"); and

(ii)      if paid in shares of Common Stock, dividends on the Series B Preferred Stock shall equal the number of shares of Common Stock calculated by dividing the Cash Dividend Amount by the Average Trading Price (as defined below) for the ten (10) trading days prior to the applicable Series B Dividend Payment Date. "Average Trading Price" as of any date, (i) means the average of the bid and ask prices for the shares of Common Stock on the Over-the-Counter Bulletin Board (the "OTC BB") for the ten (10) Trading Days immediately preceding such date as reported by Bloomberg, or (ii) if the OTC BB is not the principal trading market for the shares of Common Stock, the average of the last reported sale prices on the principal trading market for the Common Stock during the same period as reported by Bloomberg, or (iii) if market value cannot be calculated as of such date on any of the foregoing bases, the Average Trading Price shall be the fair market value as reasonably determined in good faith by an independent investment bank of nationally recognized standing in the valuation of businesses similar to the business of the Company. The manner of determining the Average Trading Price of the Common Stock set forth in the foregoing definition shall apply with respect to any other security in respect of which a determination as to market value must be made hereunder. "Trading Day" means a day on which the OTC BB is open for the transaction of business.

(e)     Dividend on the Series B Preferred Stock will be computed on the basis of a 365 day year and the number of days actually elapsed and will be deemed to accrue on a daily basis.

4.     Liquidation, Dissolution or Winding Up.

(a)     Liquidation Preference. In the event of a Liquidation (as defined below), the holders of each share of Series B Preferred Stock shall be entitled to receive out of any available funds, before any sums shall be paid or any assets distributed among the holders of the Junior Stock, an amount or value (such amount or value as described immediately below is hereinafter called the "Series B Preference Price") equal to five dollars and sixty cents ($5.60)

per share of Series B Preferred Stock (subject to adjustment if the Series B Preferred Stock of the Corporation shall be changed into a different number of shares, whether by recapitalization, reclassification or otherwise, and then and in each such event the holder of shares of Series B Preferred Stock shall have the right thereafter to receive upon redemption such same amount aggregately receivable immediately prior to reorganization, reclassification or other change of the number of shares of Series B Preferred Stock apportioned among the number of shares into which such shares of Series B Preferred Stock are changed) plus in each case, any and all accrued but unpaid dividends on such shares (the "Series B Preference").

(b)     If upon such Liquidation, the assets and surplus funds of the Corporation are insufficient to pay the full amounts (including all dividends accrued and unpaid) to which the holders of the Series B Preferred Stock shall be entitled by reason of such Liquidation, then the assets and surplus funds of the Corporation will be distributed among the holders of the Series B Preferred Stock on a pro rata basis. The Corporation will mail written notice of such Liquidation, not less than ten days prior to the payment date stated therein, to each record holder of shares of Series B Preferred Stock.

(c)     "Liquidation" shall mean (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary or (ii) the sale, conveyance, lease, exchange or transfer of all or substantially all the property or assets of the Corporation, or the merger or consolidation of the Corporation into or with any other corporation, or the merger of any other corporation into the Corporation, or any purchase of all or substantially all of the shares of any class or series of stock of the Corporation.

(d)     The holder of any shares of Series B Preferred Stock shall not be entitled to receive any payment of the full balance owed for such shares under this Section 4 until such holder shall cause to be delivered to the Corporation (i) the certificate(s) representing such shares of Series B Preferred Stock (or an affidavit of lost certificate and such other documentation or assurances as are required by applicable law, in a form reasonably acceptable to the Corporation) and (ii) transfer instrument(s) reasonably satisfactory to the Corporation and sufficient to transfer such shares of Series B Preferred Stock to the Corporation free of any adverse interest, other than adverse interest created as a matter of law. No interest shall accrue on any payment upon Liquidation after the due date thereof.

(e)     After the Series B Preference Price shall have been paid in full to the holders of the Series B Preferred Stock, or funds necessary for such payment shall have been set aside by the Corporation in trust for the account of holders of the Series B Preferred Stock and made available for such payment, the remaining assets of the Corporation available for distribution to shareholders may be distributed among the holders of Junior Stock, and the holders of shares of the Series B Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation.

(f)     All payments of the Series B Preference shall be made in cash unless otherwise agreed to in writing by the holder of Series B Preferred Stock.

5.      Series B Preferred Stock Voting Rights. Except as required by applicable law the Series B Preferred Stock shall not have any voting rights.

6.     Conversion Rights. The holders of the Series B Preferred Stock shall have the following conversion rights:

(a)     Right to Convert. Subject to and in compliance with the provisions of this Section 6, any shares of the Series B Preferred Stock may, at the option of the holder, be converted at any time or from time to time into fully-paid and nonassessable shares (calculated as to each conversion to the largest whole share) of Common Stock. The number of shares of Common Stock to which a holder of Series B Preferred Stock shall be entitled upon conversion, subject to the payment of cash in lieu of fractional shares as provided in Section 6(f), shall be the product obtained by multiplying the applicable Conversion Rate (determined as provided in Section 6(c)) by the number of shares of Series B Preferred Stock being converted. In accordance with Section 6(d) below, at the time of a holder's conversion of any shares of Series B Preferred Stock, any accrued but unpaid dividends on the shares being converted may be converted into Common Stock at the Conversion Rate then in effect. Any shares of Common Stock received upon conversion of Series B Preferred Stock as provided in this Section 6(a) shall be subject to any lock-up provisions or other restrictions on their resale to the same extent as were the shares of Series B Preferred Stock so converted.

(b)     Certain Conversion Restrictions. No holder of the Series B Preferred Stock may convert or receive shares of Common Stock as payment of dividends hereunder to the extent such conversion or receipt of such dividend payment would result in the holders, together with any affiliate thereof, beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act, as amended, and the rules promulgated thereunder) in excess of 4.9% of the then issued and outstanding shares of Common Stock, including shares issuable upon conversion of, and payment of dividends on, the Series B Preferred Stock held by such holders after application of this Section 6.

(c)     Conversion Rate. The conversion rate per share of Series B Preferred Stock in effect at any time (the "Conversion Rate") shall be the quotient obtained by dividing five dollars and sixty cents ($5.60) by the conversion price, calculated as provided in Section 6(d) (the "Conversion Price").

(d)     Conversion Price. The Conversion Price shall be initially fifty-six cents ($0.56), subject to customary adjustment from time to time as provided in Section 6(g).

(e)     Mechanics of Conversion. Each holder of Series B Preferred Stock who desires to convert the same into shares of Common Stock, subject to the provisions of this Section 6(e), shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Common Stock, and shall give written notice to the Corporation at its principal office that such holder elects to convert the same and shall state therein (i) the number of shares of Series B Preferred Stock being converted, and (ii) the amount, if any, of accrued but unpaid dividends that such holder elects to convert into shares of Common Stock at the Conversion Price then in effect. Thereupon the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly (A) pay in cash any accrued but unpaid dividends on the shares of Series B Preferred Stock being converted (but only to the extent that such holder does not elect to convert such accrued but unpaid dividends into Common Stock as provided above), or (B) if the Corporation is legally or financially unable to pay such dividends in cash, pay in Common Stock (valued at the Conversion Price then in effect) all declared but unpaid dividends on the shares being converted. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate representing the shares to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date (the "Conversion Date"). The Series B Preferred Stock may be converted in any whole number multiple of one (1) share.

(f)     Cash in Lieu of Fractional Shares. No fractional shares of Common Stock or scrip representing fractional shares shall be issued upon the conversion of shares of Series B Preferred Stock. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of the Series B Preferred Stock, the Corporation shall pay to the holder of the shares of Series B Preferred Stock which were converted a cash adjustment in respect and in lieu of such fractional shares in an amount equal to the same fraction of the fair market value per share of the Common Stock (as determined in good faith by the Board) at the close of business on the Conversion Date.

(g)     Adjustments in Certain Customary Events.

(i)     Stock Dividends. In the event the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation, then and in each such event, provision shall be made so that the holders of the Series B Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the number of securities of the Corporation which they would have received had their Series B Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the Conversion Date (as that term is defined in Section 6(e)), retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this Section 6 with respect to the rights of the holders of the Series B Preferred Stock.

(ii)     Recapitalization or Reclassification. If the Common Stock of the Corporation shall be changed into the same or different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification or otherwise, then and in each such event the holder of shares of Series B Preferred Stock shall have the right thereafter to convert such shares into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series B Preferred Stock would have been converted (taking into account all accrued and unpaid dividends and interest with respect to such Series B Preferred Stock) immediately prior to such reorganization, reclassification or change, all subject to further adjustment as provided herein.

(iii)     Merger or Sale of Assets. If at any time or from time to time there shall be a merger or consolidation of the Corporation with or into another corporation (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares or Common Stock of the Corporation), or the sale of all or substantially all of the Corporation's properties and assets to any other person followed by a liquidation of the Corporation and a holder of Series B Preferred Stock elects to not receive the Series B Preference, then, as a part of such transaction, provision shall be made so that such holder of a share of Series B Preferred Stock shall have the right thereafter to convert such shares into the kind and amount of securities, cash and other property of the Corporation, or of the successor corporation resulting from such merger or consolidation, receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock of the Corporation into which such share of Series B Preferred Stock might have been converted immediately prior to such consolidation, merger, sale or transfer, assuming such holder of Common Stock of the Corporation is not an entity with which the Corporation consolidated or into which the Corporation merged or which merged into the Corporation or to which such sale or transfer was made, as the case may be (a "constituent entity"), or an affiliate of a constituent entity. If necessary in any such case, appropriate adjustment shall be made in the application of the provisions of this Section 6 with respect to the rights of the holders of the Series B Preferred Stock after such transaction such that the provisions of this Section 6 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of the Series B Preferred Stock) shall be applicable after that event in a manner corresponding as nearly as may be practicable in relation to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares. The above provisions shall similarly apply to successive consolidations, mergers, sales or transfers.

(iv)     Subdivision and Combination. In the event that the outstanding Common Stock shall be subdivided (by stock split or otherwise), or combined or consolidated, by reclassification or otherwise, into a different number of shares of Common Stock, the Conversion Price then in effect and the number of shares of Common Stock into which a share of Series B Preferred Stock may be converted shall be adjusted so that the holders of the Series B Preferred Stock shall have the right to convert each share of Series B Preferred Stock into the number of shares of Common Stock which such holders would have received upon such subdivision or combination if such holders had converted such shares into Common Stock immediately prior to such subdivision or combination. Any such adjustments shall become effective at the close of business on the effective date of the subdivision or combination.

(v)     Certificate as to Adjustments. In each case of an adjustment or readjustment of the Conversion Price or Conversion Rate, the Corporation will furnish each holder of Series B Preferred Stock with a certificate, executed by the president and chief financial officer of the Corporation showing such adjustment or readjustment, and stating in detail the facts upon which such adjustment or readjustment is based. The Corporation in any such instance may cause its independent public accountants to confirm the accuracy of such adjustment or readjustment. Any adjustment so confirmed shall be for all purposes hereof conclusively be deemed to be an appropriate adjustment.

(h)     Transfer Taxes. The Corporation will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock on conversions of shares of Series B Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock in a name other than that of the holder of the shares of Series B Preferred Stock to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(i)     Shares To Be Validly Issued, etc.. The Corporation covenants that all shares of Common Stock which may be issued upon conversions of shares of Series B Preferred Stock will upon issue be duly and validly issued, fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

(j)     Partial Conversion. In the event some but not all of the shares of Series B Preferred Stock represented by a certificate or certificates surrendered by a holder are converted, the Corporation shall execute and deliver to or on the order of the holder, at the expense of the Corporation, a new certificate representing the number of shares of Series B Preferred Stock which were not converted.

(k)     Reservation of Common Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(l)     No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, deliberately avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 6 and in the taking of all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the holders of the Series B Preferred Stock against impairment.

7.     No Reissuance of the Series B Preferred Stock. No share or shares of the Series B Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued.

8.     Reservation of Series B Preferred Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Series B Preferred Stock, solely for the purpose of paying dividend to the holders of the Series B Preferred Stock in shares of Series B Preferred Stock pursuant to Section 3(a) hereof, such number of shares of Series B Preferred Stock as shall from time to time be sufficient to pay such dividends, and if at any time the number of authorized but unissued shares of Series B Preferred Stock shall not be sufficient to pay such dividends, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Series B Preferred Stock to such number of shares as shall be sufficient for such purpose.

9.     Notices of Record Dates. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to a redemption of their Series B Preferred Stock, to receive any dividend or other distribution, or to receive any other right, or any capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation, or any transfer of all or substantially all of the assets of the Corporation to any other corporation, or any other entity or person, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, then and in each such event the Corporation shall mail or cause to be mailed to each holder of Series B Preferred Stock a notice specifying (i) the date on which any such record is to be taken for the purpose of such redemption, dividend, distribution or right and a description of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, (iii) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding up. Such notice shall be mailed at least 30 days prior to the date specified in such notice on which such action is to be taken.

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be signed by Todd Sanders, its President.

Dated: _____________, 2005

SUNSET BRANDS, INC.

___________________________________

Todd Sanders

President & CEO